GENMED HOLDING CORP.
Rontgenlaan 27
2719 DX Zoetermeer
The Netherlands, 2719 DX

February 11, 2011

Filed via EDGAR

Lyn Shenk, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Genmed Holding Corp.
           File No. 000-26607
           Form 10-K for the year ended December 31, 2009

Dear Ms. Shenk:

On behalf of Genmed Holding Corp., Commission File Number 000-26607 (hereinafter "the Company"), I Randy Hibma the CFO, hereby in accordance with your letter dated December 29, 2010, state as follows:

●  Form 10-K for the Fiscal Year Ended December 31, 2009

     Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Opeartions.

     Liquidity and Capital Resources.

     In our future filings, if these agreements are in writing and are material, we will file them as exhibits to our Form 10-K.

      Cash Flows.

       In our future filings we will disclose the loans in our related party transactions.

       Financial Statements and Supplementary Data.

       Note G. Impairment of Medical Registration Rights.

       Our auditors requested us to revalue the assets, the Medical Registration Rights, by a professional specialized valuating Company. For this purpose we have hired Chartered Capital Advisors, Inc, to do the (re)valuation. For your information and review we have included the full Appraisal Report.

        Item 9A Controls and Procedures

        Evaluation of Disclosure Controls and Procedures.

        We will review all future filings for managements conclusion in regard to the company's disclosure controls..

         Item 9A. Controls and Procedures

          Evaluation of Disclosure Controls and Procedures

         In our future filings we will so disclose.

         Item 9A(T) Controls and Procedures

         Management Annual Report on Internal Control over Financial Reporting.

          In our future filings we will so disclose.

          Directors, Executive Officers, Promoters and Corporate Governance

         7.   In our future filings we will so disclose.

         Item 11.  Executive Compensation.

         In our future filings we will so disclose.

         Item 15.  Exhibits, Financial Statementr Schedules.

          In our future filings we will so disclose.

        Signature.

         In our future filings we will do so.

         Exhibits 31.1 and 31.2

         In our future filings we will do so.

         General.

         12 through 16.   In our future filings we will do so.

         In addition, please be informed that:

   ●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

   ●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

   ●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Randy Hibma
Randy Hibma
Chief Financial Officer